UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM TO PAY INTERIM DIVIDEND

Santiago, Chile – August 25, 2026 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A), announced in accordance with Articles 9 and 10 of Chilean Market Securities Law and in the form of essential fact (hecho esencial) that today the Board of Directors approved the following:

To pay an interim dividend equal to US$1.43501 per share, to be charged against the 2026 net income. This amount shall be paid in the equivalent in Chilean pesos according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette (Diario Oficial) on September 4, 2026.

This shall be paid to the corresponding shareholders, in person or through their duly authorized representatives, starting at 9:00am on September 11, 2026, to shareholders who are registered on the shareholders’ registry of the Company five business days prior to the payment date.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, iodine, and potassium nitrate markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

For media inquiries, contact:

Nova Andino Litio: Ignacia Lopez / ignacia.lopez@novandino.com
Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
International Lithium Division: Gonzalo Colazo / gonzalo.colazo@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: August 25, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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